Feldman Mall Properties 1010 Northern Boulevard, Suite 314 Great Neck, NY 11021 PHONE (516) 684-1239 FAX: (516) 684-1059 www.FeldmanMall.com

September 14, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Attention: Jorge Bonilla, Senior Staff Accountant/Wilson K. Less, Staff Accountant

Re:	Feldman Mall Properties, Inc.
Form 10-K for the year ended 12/31/2005
Filed on 3/31/2006 and Amended on 4/6/2006
Form 10-Q for the periods ended 3/31/2006 and 6/30/2006
Filed on 5/10/2006 and 8/14/2006
File No. 001-32365

Dear Mr. Bonilla,

We have set forth below our response to the comment of the staff of the Division of Corporate Finance of the Securities Exchange Commission (the “Staff”), received by letter dated August 30, 2006 (the “August 30 Letter”). Our response to the Staff’s comment is set out in the order in which the comment was set out in the August 30 Letter.

Form 10-Q for the period ended June 30, 2006
Financial statements and notes
Note 12. Borrowings and joint venture with Kimco Realty Corp., page 20

With respect to your contribution of real estate to your joint venture with Kimco Realty Corp., please address the following comments:

•	Explain to us how you calculated gain in this transaction.
•	Explain to us how your accounting for this transaction complies with paragraphs 30-31 and 36 of SOP 78-9.
•	Explain to us how you evaluated your continuing involvement with the property under SFAS 66 including, but not limited, to your retained ownership interest in, and management of, the joint venture and the buy-sell provisions of the agreement.

Response: In connection with our contribution of real estate to the joint venture with Kimco Realty Corp. (“Kimco”), we respond as follows:

•	We accounted for the transaction as a partial sale of real estate and calculated our gain in accordance with SFAS 66 paragraphs 33 and 34. Based on the criteria outlined in paragraph 33 we note the following:

–	We are not independent from the buyer, the joint venture between ourselves and Kimco (see paragraph 34 discussion below).
–	We have collected Kimco’s share of the sale price.
–	We will not be required to support the operations of the property or its related obligations to an extent greater than our proportionate interest.

With respect to paragraph 34, we do not control either the Kimco entity or the joint venture. Therefore, we recognized the part of the gain proportionate to the outside interests in the joint venture.

Since we retained a 30.8% equity interest in the property, we recognized a gain equal to the outside interests of to 69.2%, as follows (in thousands):

Sales price	$104,000
Cost basis in property	(60,537)

Gain on sale – 100%	43,463
Pro-rata sale (outside interests)	69.2%

Gain before additional expense accrual	30,068
Estimated professional fee accrual	(100)

Recognized gain on partial sale of real estate	$29,968

The carrying value of our remaining investment at June 30, 2006 was determined as follows (in thousands):

Cost basis in property (see above)	$60,537
Principal balance of contributed mortgage	(54,750)

Net basis contributed to joint venture	5,787
Cash received at closing, net	(39,677)
Gain before expense accrual	30,068

Negative carrying value of investment in unconsolidated partnership	$(3,822)

We would like to advise the Staff that our gain will be reduced by approximately $500,000 due to subsequent pro-rated account adjustments. This adjustment will be recorded in the third quarter.

•	We considered paragraphs 30-31 and 36 of SOP 78-9 and note the following:

–	While the transaction was structured as a capital contribution, we believe it is in economic substance a sale and complies with the example outlined in paragraph 30. We contributed the property to the venture, we have received our cash from Kimco for their proportionate ownership in the venture, and we have no obligation to reinvest our cash back into the venture.

–	Our contribution is not disproportionately small compared to the cash contributed by Kimco.

–	The relevant AICPA industry guidelines referred to in paragraphs 30 and 36 of SOP 78-9 have been complied through our compliance with SFAS 66 as described below.

•	We evaluated our continued involvement in the property under SFAS 66 by first reviewing paragraph 36. As outlined in paragraph 36, we have retained an interest in the property and the buyer has certain preferential returns of cashflow and investment. We believe the preference returns are nonsubstantive to us due to the substantial distribution received upon formation of the venture and the current negative carrying value in our equity investment. In addition, the new mortgage on the property is non-recourse. As a result, we calculated the gain based on the proportionate cost of the property rather than the entire cost.

•	We also considered paragraphs 26 – 29 and 31 and note the following:

–	The partnership does have buy/sell provisions and the joint venture agreement includes “buy-sell” provisions commencing in 24 months for us, and after 47 months from the date, allowing either joint venture partner to acquire the interests of the other. Either partner to the joint venture may initiate a “buy-sell” proceeding, which may enable it to acquire the interests of the other partner. However, the partner receiving an offer to be bought out will have the right to buy out such offering partner at the same price offered and we feel these provisions would not compel us to purchase the property in the future, other than at a fair market value price (as determined by us). Based on the above, we do not believe the terms of the buy/sell provisions obligate us to repurchase the property, allow the joint venture to compel us or give us an option to repurchase the property.

–	While we are the managing member of the LLC, we do not have the same legal obligations as a general partner in a limited partnership. FMP does not hold any receivable from Kimco that is part of the sales price. In addition, the terms of the LLC agreement do not have provisions that could lead to the managing member creating a significant receivable.

–	Kimco has an 8% preferred return on the operating results of the property that is senior to our return. However, we do not guarantee any of Kimco’s current or future returns, or return of principal. We do not guarantee the property’s future cash flow, operating results, or capital requirements.

–	We are the managing member of the LLC and currently the operator of the property. Cash flow shortfalls (operating or capital), if any, are required to be funded by us and Kimco on a pari-pasu basis based on the current equity positions. There are no provisions requiring us to fund more than our pro-rata share of any future capital requirements.

–	As described above, we operate the property. We charge management, leasing and construction management fees at customary rates and do not perform any management services at reduced cost, or no cost.

In connection with our response, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

You may contact me at (516) 684-1239 if you have any questions.

Sincerely,

/s/ Thomas Wirth
Thomas Wirth
Executive Vice President and Chief Financial Officer